Filed by BioNTech SE (Commission File No. 001-39081)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934, as amended.

Subject Company: CureVac N.V.

Commission File No.: 001-39446

The following communications are being filed in connection with the proposed acquisition of CureVac N.V. by BioNTech SE.

BioNTech Acquisition of CureVac

Questions & Answers

•	What is the rationale behind the acquisition of CureVac?

We believe that the acquisition of CureVac will complement BioNTech’s capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing.

•	Why did you take the exchange offer approach?

This transaction structure (exchange offer) is quite common in the pharma/healthcare space. This approach is driven by takeover law in The Netherlands, which is the jurisdiction of organization of CureVac. We believe issuing our ADSs to CureVac shareholders in the exchange offer aligns with the interest of both companies’ shareholders, supports long-term value creation and maintains financial flexibility to continue investing in our strategic priorities.

•	Will CureVac be delisted from NASDAQ?

Upon closing of the transaction, CureVac will become part of BioNTech and will be delisted from NASDAQ in accordance with applicable rules.

•	Will this deal have to be filed with the FTC in the US?

The planned acquisition will have to be filed with the US FTC and the Antitrust Division of the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act.

•	Which regulatory bodies have to approve this transaction?

This proposed transaction is subject to customary closing conditions, including regulatory review. We encourage you to read the exchange offer/prospectus when it becomes available, which will provide additional details about the offer and the transaction.

•	What happens to CureVac’s ongoing clinical trials and patients?

It is important to both BioNTech and CureVac to ensure that enrolled patients in ongoing clinical trials will continue to receive treatments. Following the closing of the transaction and as part of the integration plan, BioNTech is expecting to include CureVac’s candidates in its pipeline and actively manage them according to key criteria that apply for all candidates: strategic alignment, data, operational efficiency, and sustainable value creation.

•	BioNTech recently announced that it would be re-focusing its activities. How does CureVac fit into this plan?

BioNTech’s vision remains unchanged, and the strategy has been further tailored to execute towards our mission of improving the health of patients in need. We plan to significantly invest in the broad clinical evaluation of two priority pan-tumor programs across multiple cancer indications, including mRNA cancer immunotherapies. The planned acquisition supports our strategy and is in line with our portfolio management.

•	CureVac has its own production capacity. What does this transaction mean for the production capacity of the two companies?

Following the completion of the transaction, CureVac’s operating subsidiary will become a wholly-owned subsidiary of BioNTech. BioNTech will develop an integration plan in alignment with its ongoing group-wide transformation, which BioNTech intends to finalize and implement after a successful closing. As part of this plan, BioNTech will integrate CureVac’s research and manufacturing site in Tübingen until at least the end of 2027.

•	What will happen to employees following the closing of the transaction?

BioNTech intends to develop an integration plan in alignment with its ongoing group-wide transformation, which BioNTech intends to finalize and implement after a successful closing. The integration plan, to be implemented after closing, will comply with the relevant legislative frameworks; all employees will be assessed by the same evaluation criteria.

•	When can I tender my shares? How do I do so? Where can I get more information?

BioNTech will make considerable additional information available in the coming weeks in press releases, as well as in filings with the U.S. Securities and Exchange Commission and additional documents with respect to investors in member states of the European Economic Area and the United Kingdom. Contact information for an Information Agent to assist with any inquiries will also be made available.

•	What will I receive if I tender my shares?

You will receive American Depositary Shares (“ADSs”) of BioNTech. An ADS is a security that allows shares of foreign-based companies to trade more easily on U.S. exchanges. BioNTech’s ADSs trade on NASDAQ. Each BioNTech ADS represents one BioNTech ordinary share. Upon request, and subject to certain fees, ADSs can be exchanged for the underlying ordinary shares.

Under the terms of the Purchase Agreement, each CureVac share will be exchanged for approx. $5.46 in BioNTech ADSs, resulting in an implied aggregate equity value for CureVac of approx. $1.25 billion (subject to the adjustments described below). The consideration is subject to a collar mechanism, such that if the 10-day volume weighted average price of the BioNTech ADSs ending on the fifth business day prior to the closing of the offer (“VWAP”) exceeds $126.55, the exchange ratio would be 0.04318, and if the VWAP is lower than $84.37, the exchange ratio would be 0.06476. Upon closing of the transaction, CureVac shareholders are expected to own between 4% and 6% of BioNTech.

•	What happens if CureVac shareholders decide to not tender their shares as part of the offer?

Following the closing of the exchange offer, BioNTech and CureVac will effectuate a corporate reorganization of CureVac and its subsidiaries, resulting in BioNTech owning 100% of CureVac’s business and interests in CureVac and its subsidiaries. CureVac shareholders who do not tender their shares in the exchange offer will ultimately receive in the corporate reorganization the same consideration received for each CureVac common share tendered in the exchange offer (without interest and subject to applicable withholding taxes). An extraordinary general meeting of CureVac’s shareholders will be convened in connection with the transaction to adopt, among other things, certain resolutions relating to the transaction.

•	Are any CureVac shareholders supporting the transaction?

Certain shareholders of CureVac representing 36.76% of CureVac’s shares, including dievini Hopp BioTech holding GmbH & Co. KG and certain of its affiliates and all members of CureVac’s management and supervisory boards, have entered into tender and support agreements, pursuant to which they have agreed, among other things, and subject to the terms and conditions of such agreements, to tender their shares in the exchange offer and to vote in favor of the resolutions relating to the transaction at the CureVac extraordinary general meeting to be held in connection with the transaction. In addition, the German Federal government has confirmed to generally have a positive view on the transaction. BioNTech therefore assumes that Kreditanstalt für Wiederaufbau – which holds 13.32% of the shares in CureVac on behalf of the Federal Republic of Germany – will support the transaction by tendering its shares in CureVac. As a result, BioNTech expects to have contractual commitments to support the transaction from shareholders of CureVac representing a total of 50.08% of CureVac shares towards the 80% minimum condition required under the exchange offer.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, BioNTech intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), including an offer to exchange/prospectus to register, under the Securities Act of 1933, as amended, the issuance of BioNTech’s American Depositary Shares (“ADSs”) pursuant to the exchange offer. In addition, BioNTech intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal and other customary ancillary documents, with the SEC and soon thereafter CureVac intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the common shares of CureVac referred to in this document has not yet commenced. The solicitation and offer to purchase CureVac’s common shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac may file with the SEC and send to CureVac’s shareholders in connection with the proposed transactions.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from BioNTech’s website (www.BioNTech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech. Investors in Germany and in any other member state of the European Economic Area should acquire BioNTech ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK prospectus exemption document which will be available free of charge from BioNTech’s website (www.BioNTech.com). Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the UK prospectus exemption document which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC (when they become available) at www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (www.BioNTech.com) or by contacting BioNTech’s Investor Relations Department at investors@biontech.de. These documents are also available free of charge from CureVac’s website (www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech and CureVac to complete the transactions contemplated by the Purchase Agreement (including the parties’ ability to satisfy the conditions to the consummation of the exchange offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of

BioNTech following the transaction and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the exchange offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the exchange offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the exchange offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the exchange offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the exchange offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the exchange offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the U.S. Securities and Exchange Commission (the “SEC”), available on the SEC’s website at www.sec.gov.